Sanmina Corporation 2700 North First Street San Jose, California 95134 Tel (408) 964-3500

March 8, 2017

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
Mail Stop 4561
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sanmina Corporation
Form 10-K for the fiscal year ended October 1, 2016 Filed November 18, 2016
Form 10-Q for the quarter period ended December 31, 2016 Filed February 3, 2017
Form 8-K Furnished on January 30, 2017
File No. 000-21272

Ladies and Gentlemen:

 We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 23, 2017, with respect to the reports referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments which, for the Staff’s convenience, have been incorporated into this response letter.

 Form 10-K for the fiscal year ended October 1, 2016

1.
You state on page 12 of the 10-K that in 2016 Nokia (inclusive of Alcatel-Lucent) represented more than 10% of your net sales. Nokia provides figures on page 135 of its 20-F filed April 1, 2016 for Nokia Networks’ aggregate net sales to customers in countries including Sudan and Syria in 2015, 2014 and 2013. Additionally, Alcatel-Lucent states on page 48 of its 20-F filed April 28, 2016 that it had net revenues in 2015 attributable to Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with governments of those countries or entities they control.

The Company has implemented various policies designed to ensure compliance with U.S. trade laws, including preventing shipments to persons, entities and governments included on U.S. sanctions lists. All relevant personnel are trained on such policies and the Company regularly audits its operations for compliance with such policies. In addition, Sanmina uses a third party vendor to compare employee and customer names to persons, entities and governments who are included on sanctions lists maintained by the Office of Foreign Asset Control (OFAC) and other U.S. agencies on a regular basis. The Company also obtains quarterly written representations from certain sales, operations and legal personnel concerning their awareness of whether business is being conducted with certain sanctioned countries, including Syria. As a result of the operation of these controls, to its knowledge, the Company has no past, current or anticipated future dealings with Sudan or Syria, whether through subsidiaries, partners, customers or other direct or indirect arrangements.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Please see the Company’s response to Question 1.

Form 10-Q for the quarter period ended December 31, 2016

Item 1. Interim Financial Statements (Unaudited)

Notes to Condensed Consolidated Financial Statements

Note 6. Income Tax, page 12

3.
We note that the decrease in your income tax expense in the first quarter of 2017 was primarily attributable to a tax benefit resulting from the restructuring of certain foreign entities. Please describe for us, in detail, the nature of the restructuring and explain how this resulted in a decrease in your income tax expense. In addition, tell us the impact you expect the restructuring will have on your full year effective tax rate and what consideration you gave to disclosing the potential impact. We refer you to ASC 740-10-50-14.

During the first quarter of 2017, the Company completed the merger of two foreign subsidiaries. The surviving foreign subsidiary was, and continues to be, included in the Company’s U.S. federal consolidated tax group. This restructuring allowed the Company to recognize a U.S. deferred tax asset to reflect the federal deductibility of a foreign uncertain tax position that became recognizable upon the merger of the subsidiaries.

This restructuring transaction was a discrete event that will not have any impact on the Company’s annual effective tax rate in future quarters. We will consider modifying future disclosures to clarify discrete tax events.

Form 8-K furnished on January 30, 2017

4.
It is not clear to us whether your adjustments to arrive at non-GAAP Net Income are presented gross or net of income taxes. Please present the income tax effects of your non-GAAP adjustments as a separate adjustment and explain how you calculated the income tax effects related to these adjustments in your next earnings release. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company acknowledges the Staff’s comments and will make an appropriate revision in its next earnings release.

5.
It appears you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance in reliance on the “unreasonable efforts” exception in Item 10(e)(I)(i)(B) of Regulation S-K. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company acknowledges the Staff’s comment and will make an appropriate revision in its next earnings release.

Please do not hesitate to call me at (408) 964-3613 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Robert K. Eulau
Robert K. Eulau Executive Vice President and Chief Financial Officer

cc:  Mengyao Lu, Staff Accountant
Morgan Youngwood, Senior Staff Accountant
Christopher K. Sadeghian, Vice President, Legal and Corporate Secretary